UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month of December, 2006
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.
(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F. ☑
Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item	Page
Item 1. Other Events	2

Item 2. Exhibits	2

Signatures	3

Item 1. Other Events
On November 10, 2006, Claxson Interactive Group, Inc. (the “Company”) and certain of its affiliates and Playboy Entertainment Group, Inc. and certain of its affiliates amended certain agreements, including an operating agreement and program supply and trademark license agreement (the “Amended Agreements”) relating to the ownership and operation of Playboy TV – Latin America, LLC, a joint venture that is 81% owned by a subsidiary of the Company and 19% owned by Playboy Entertainment Group, Inc. The Company is furnishing the Amended Agreements as exhibits 10.1 and 10.2 to this Report on Form 6-K, each of which is incorporated by reference herein.
Item 2. Exhibits

Exhibit Number	Description

10.1*	Third Amended and Restated Operating Agreement for Playboy TV – Latin America, LLC, dated November 10, 2006, by and between Playboy Entertainment Group, Inc. and Lifford International Co. Ltd.

10.2*	Amended and Restated Program Supply and Trademark License Agreement, dated November 10, 2006, by and between Playboy Entertainment Group, Inc. and Playboy TV – Latin America, LLC.

* Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of
   1934, as amended, requesting confidential treatment

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)
Date: December 6, 2006	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer